EXHIBIT 99.1

Inter Pipeline and Brookfield Infrastructure Provide Update on Strategic Transaction and Executive Transition Plan

  Brookfield Infrastructure and Inter Pipeline are pleased to announce that the Special Meeting of Inter Pipeline shareholders to approve the Arrangement will take place on October 28, 2021 at 8:30 a.m. (Mountain Time)

  Inter Pipeline announces that Christian Bayle, President and Chief Executive Officer and Brent Heagy, Chief Financial Officer, will each be stepping down from their management positions effective at the closing of the Arrangement. At which time, Brookfield Infrastructure executives Brian Baker and Paul Hawksworth will assume the roles of interim Chief Executive Officer and Chief Financial Officer, respectively

BROOKFIELD, NEWS, Sept. 22, 2021 (GLOBE NEWSWIRE) -- Inter Pipeline Ltd. ("Inter Pipeline" or the "Company") (TSX: IPL) announces the filing of its management information circular dated September 22, 2021 (the "Circular") and related meeting and proxy materials in connection with the previously announced transaction (the "Transaction") with Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), together with its institutional partners (collectively, “Brookfield Infrastructure”). The Circular and related materials are expected to be mailed to holders of common shares ("Common Shares") of Inter Pipeline ("Shareholders") in early October 2021.

Special Meeting of Shareholders

On September 3, 2021, Inter Pipeline and Brookfield Infrastructure, entered into an arrangement agreement, which was amended and restated on September 21, 2021 (as amended and restated, the "Arrangement Agreement") providing for a court-approved, statutory plan of arrangement under the Business Corporations Act (Alberta) (the “Arrangement”).

In accordance with the terms of the interim order of the Court of Queen's Bench of Alberta obtained on September 22, 2021, a special meeting (the "Meeting") of Shareholders will be held virtually on October 28, 2021 at 8:30 a.m. (Mountain Time). A copy of the interim order is included in the Circular.

The purpose of the Meeting is for the Shareholders to consider and vote on a resolution approving the Arrangement, as described in detail in the Circular. Only Shareholders of record at the close of business on September 20, 2021 will be entitled to vote at the Meeting. Due to COVID-19 and related recommendations of Canadian public health officials, the Meeting will be conducted via live audio webcast accessible at https://web.lumiagm.com/444827760, using password "IPL2021" (case sensitive).

In addition to Shareholder approval at the Meeting, the Arrangement remains subject to other customary closing conditions, including final court approval. Subject to receipt of all required approvals and satisfaction of all closing conditions, the Arrangement is currently anticipated to be completed on or about October 28, 2021. Shareholders are encouraged to read the Circular and its appendices in their entirety. The Circular has been filed on Inter Pipeline's profile on SEDAR at www.sedar.com and is available on Inter Pipeline's website at www.interpipeline.com.

How to Vote

All Shareholders are encouraged to vote at the Meeting (virtually) or by proxy. Details on how to vote and how to participate at the Meeting via the live webcast are contained in the Circular.

The completion of the Arrangement is subject to, among other things, the approval of two thirds of the votes cast by the Shareholders at the Meeting, as well as majority of the minority approval under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101") of the Shareholders (which requires the approval of a majority of votes cast by such shareholders at the Meeting, excluding certain votes of Brookfield Infrastructure and any other person required to be excluded for the purposes of MI 61-101). Brookfield Infrastructure may vote the Common Shares acquired by it under its takeover bid of Inter Pipeline, which was completed on September 3, 2021, as part of the "minority" approval.

As (i) Brookfield Infrastructure exercises control and direction over greater than 66 2/3% of the outstanding Inter Pipeline Common Shares and (ii) the Inter Pipeline Common Shares taken up under the take-over bid dated February 22, 2021, represent more than a majority of the votes attached to the Inter Pipeline Common Shares and may be voted in respect of any required “minority” approvals, Brookfield Infrastructure is in a position to ensure the successful outcome of the shareholder votes in respect of the Arrangement.

Executive Transition Plan

Inter Pipeline announces that Christian Bayle, President and Chief Executive Officer and Brent Heagy, Chief Financial Officer, will each step down from their management positions with the Company effective upon the closing of the Arrangement and be replaced by two Brookfield Infrastructure executives. Mr. Bayle will also resign from the Board of Directors (the "Board") of Inter Pipeline effective the same day.

At the effective time of the resignations, Brian Baker will be appointed as interim Chief Executive Officer, pending a search to identify a permanent replacement, and Paul Hawksworth will be appointed as Chief Financial Officer. As part of the Executive Transition Plan, effective September 21, 2021, Mr. Hawksworth was appointed Deputy Chief Financial Officer of Inter Pipeline.

“On behalf of the Board and everyone at Inter Pipeline, I wish to thank Chris and Brent for their years of service,” stated Deborah Close, Inter Pipeline's Chair of the Board. “We wish them success in their future endeavours.”

“It has been extremely rewarding to have been part of growing this remarkable company,” noted Mr. Bayle. “Both Brent and I have been very fortunate to work with a talented workforce and are thankful for their commitment to Inter Pipeline, and its vision and values. Brent and I wish the company, its people and business partners all the best in the future and we will work closely with Brian and Paul over the coming weeks to support a smooth transition.”

Further Information for Inter Pipeline Shareholders

Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, long-life assets in the utilities, transport, midstream and data sectors across North and South America, Asia Pacific and Europe. We are focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows. Investors can access its portfolio either through Brookfield Infrastructure Partners L.P. (NYSE: BIP; TSX: BIP.UN), a Bermuda-based limited partnership, or Brookfield Infrastructure Corporation (NYSE, TSX: BIPC), a Canadian corporation. Further information is available at www.brookfield.com/infrastructure.

Brookfield Infrastructure Partners is the flagship listed infrastructure company of Brookfield Asset Management, a global alternative asset manager with over US$625 billion of assets under management. For more information, go to www.brookfield.com.

Inter Pipeline Ltd. is a major petroleum transportation and natural gas liquids processing business based in Calgary, Alberta, Canada. Inter Pipeline owns and operates energy infrastructure assets in Western Canada and is building the Heartland Petrochemical Complex — North America’s first integrated propane dehydrogenation and polypropylene facility. Inter Pipeline’s common shares trade on the Toronto Stock Exchange under the symbol IPL. For more information, go to www.interpipeline.com.

No Offer or Solicitation
This news release is for informational purposes only and does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The acquisition of the Inter Pipeline common shares and issuance of securities of Brookfield Infrastructure Corporation will be made solely by, and subject to the terms and conditions set out in the Arrangement Agreement.

NOTICE TO U.S. HOLDERS OF COMMON SHARES

The exchangeable subordinate voting share (each whole share, a "BIPC Share") of Brookfield Infrastructure Corporation ("BIPC") which may be issued to Shareholders in exchange for their Common Shares pursuant to the Arrangement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state within the United States, and the Transaction to be completed by Brookfield Infrastructure is expected to be made in the United States in reliance upon the exemption from the registration requirements of the U.S. Securities Act, provided by Section 3(a)(10) thereof and would be subject to Canadian disclosure requirements. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of any security issued in exchange for one or more bona fide outstanding securities from the registration requirements of the U.S. Securities Act where, among other things, the terms and conditions of such issuance and exchange have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. In addition, the solicitation of proxies for the Meeting by means of the Circular is not subject to the requirements of section 14(a) of the United States Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"). Accordingly, the solicitations and transactions contemplated in the Circular are being made in the United States for securities of a Canadian issuer in accordance with Canadian corporate laws and Canadian securities laws, and the Circular has been prepared solely in accordance with disclosure requirements applicable in Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

Information concerning the assets and operations of Inter Pipeline contained or incorporated by reference in the Circular and related documents has been prepared in accordance with Canadian disclosure requirements, which are different from those of the United States. BIPC and Brookfield Infrastructure Partners L.P. financial statements incorporated by reference in the Circular have been prepared in accordance with IFRS, as issued by the International Accounting Standards Board, and they may not be directly comparable to financial statements of United States companies.

Shareholders subject to United States federal income taxation should be aware that the disposition of their Common Shares and the acquisition of BIPC Shares by them as described in the Circular may have tax consequences both in the United States and in Canada. Shareholders should be aware that owning BIPC Shares may subject them to tax consequences both in the United States and in Canada. Such consequences for Shareholders who are resident in, or citizens of, the United States may not be described fully in the Circular and such Shareholders are encouraged to consult their tax advisors.

A Shareholder's ability to enforce civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that: (a) Inter Pipeline and BIPC are organized under the laws of Alberta, Canada and British Columbia, Canada, respectively; (b) some or all of their officers and directors are residents of countries other than the United States; (c) some of the experts named in the Circular are residents of countries other than the United States; and (d) a substantial portion of the assets of Inter Pipeline, BIPC and such persons are located outside the United States. As a result, it may be difficult or impossible for Shareholders in the United States to effect service of process within the United States upon Inter Pipeline, BIPC, as applicable, and their respective directors or officers, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States. In addition, Shareholders in the United States should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or the securities laws of any state within the United States.

Cautionary Statement

This news release includes "forward-looking information" within the meaning of applicable securities laws relating to, among other things, the timing of the mailing of the Circular and related meeting materials, the Meeting date, the timing and anticipated receipt of required Shareholder and court approval, the ability of the parties to satisfy the other conditions to the closing of the Arrangement, the anticipated timing for closing of the Arrangement and the effective date of the executive changes. Forward-looking information may in some cases be identified by words such as "will", "anticipates", "expects", "intends" and similar expressions suggesting future events or future performance. The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward-looking information or could cause the Company's current objectives, strategies and intentions to change. Accordingly, the Company warns readers to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding the Company's future results or plans. The Company cannot guarantee that any forward-looking information will materialize and readers are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this news release represents expectations as of the date of this news release and are subject to change after such date. However, the Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this news release is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed Transaction referred to above, as well as information on expected executive changes. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the proposed Arrangement is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, court, stock exchange and Shareholder approvals. Accordingly, there can be no assurance that the proposed Transaction will occur, or that it will occur on the terms and conditions contemplated in this news release. The proposed Transaction could be modified, restructured or terminated. In addition, if the Transaction is not completed, and Inter Pipeline continues as an independent entity, there are risks that the announcement of the Transaction and the dedication of resources by Inter Pipeline to the completion of the Transaction could have an impact on Inter Pipeline's current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of Inter Pipeline. A comprehensive discussion of other risks that impact Inter Pipeline can also be found in its public reports and filings which are available under its profile on SEDAR at www.sedar.com.

For more information, please contact:

Brookfield Infrastructure

Media:
Sebastien Bouchard
Vice President, Communications
Tel: (416) 943-7937
Email: sebastien.bouchard@brookfield.com

Inter Pipeline

Media:
Steven Noble
Manager, Corporate Communications
Tel: (403) 717-5725
Email: mediarelations@interpipeline.com	Investors:
Kate White
Manager, Investor Relations
Tel: (416) 956-5183
Email: kate.white@brookfield.com

Investors:
Jeremy Roberge
Vice President, Finance and Investor Relations
Tel: (403) 290-6015 or 1-866-716-7473
Email: investorrelations@interpipeline.com